August 12, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: AmpliPhi Biosciences Corporation

Amendment No. 3 to Registration Statement on Form 10

Filed May 22, 2014

Response dated August 12, 2014

File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-12G/A filed May 22, 2014 (File No. 000-23930), as set forth in verbal discussions between the Staff and the Company.

Further to the Company’s discussion with the Staff, the Company has determined that the dividend clause and contingent dividend clause with respect to the Company’s Series B Preferred Stock are not clearly and closely related to the host instrument and should be bifurcated as a compound derivative. Although the dividend and contingent dividend clauses (excerpt “b” and “c,” respectively, in the Company’s letter to the Staff dated July 15, 2014) are more akin to debt, which the Company concluded the host instrument to be akin to, the Company still concludes that these two clauses are not clearly and closely related to the host instrument because these clauses provide the holders with benefits of both equity and debt ownership as the holders would receive all of the upside of equity ownership if the dividends to common shareholders was greater than the cumulative 10% fixed rate.

The Company will update its valuation of the preferred shares and compound derivative to reflect these features, as well as the features noted in the Company’s letter to the Staff dated July 15, 2014. The Company also notes that the contingent dividend provision identified as excerpt {d} in the Company’s letter to the Staff dated July 15, 2014 does not provide any incremental benefit not already afforded by other features. In addition, the Company acknowledges that if an embedded conversion feature is bifurcated from the preferred stock and accounted for separately, a beneficial conversion feature is not recognized. The Company will restate all fillings impacted to reflect the adjusted compound derivative and the fact that no beneficial conversion feature should’ve been recognized.

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060

AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

Regarding valuation of the conversion option and warrants containing antidilution price protection provisions, the Company will use a Monte-Carlo simulation to value the compound derivative.

* * *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650) 888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION.

/s/ Philip J. Young

Philip J. Young

President and Chief Executive Officer

AmpliPhi Biosciences Corporation

cc:	Amy Reischauer
Bryan Pitko
Stephen Thau, Morrison & Foerster LLP

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